Exhibit 99.1

Le Gaga Holds Annual General Meeting of Shareholders

HONG KONG, September 19, 2011 – Le Gaga Holdings Limited (“Le Gaga” or the “Company”) (NASDAQ: GAGA), one of the largest greenhouse vegetable producers in China as measured by the area of greenhouse coverage and one of the fastest growing major vegetable producers in China, today announces that it held its 2011 Annual General Meeting of Shareholders on September 19, 2011. Each of the proposals submitted for shareholder approval was approved.

Specifically, the shareholders approved:

1. to re-elect Mr. Shing Yung Ma as a director of the Company;

2. to re-elect Mr. Chung Bong Pang as a director of the Company;

3. to elect Ms. Yaping Si as a director of the Company;

4. to ratify the appointment of KPMG as the Company’s independent registered public accounting firm for the fiscal year ending March 31, 2012; and

5. to authorize Mr. Shing Yung Ma to take any and every action that might be necessary to effect the foregoing resolutions as he, in his absolute discretion, thinks fit.

About Le Gaga Holdings Limited (NASDAQ: GAGA)

Le Gaga is one of the largest greenhouse vegetable producers in China as measured by the area of greenhouse coverage and one of the fastest growing major vegetable producers in China. Through its subsidiary China Linong International Limited, the Company sells and markets over 100 varieties of vegetables to wholesalers, institutional customers and supermarkets in China and Hong Kong with a trusted brand among customers. In particular, the Company supplies vegetables to supermarkets such as Walmart in China and Wellcome, Parknshop and Vanguard in Hong Kong.

The Company currently operates 19 farms in the Chinese provinces of Fujian, Guangdong and Hebei. The Company produces and sells high quality vegetables all-year-round leveraging its large-scale greenhouses, proprietary horticultural know-how and comprehensive database.

For further information, please contact:

PR China

Jane Liu

Tel: (852) 2522 1838

Email: jliu@prchina.com.hk

Henry Chik

Tel: (852) 2522 1368

Email: hchik@prchina.com.hk

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